COHEN & STEERS FUNDS

280 Park Avenue, 10th floor

New York, New York 10017

May 14, 2015

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Laura Hatch

Re:	Cohen & Steers Real Assets Fund, Inc. (File No. 811-22621) (the “Corporation”)

Ladies and Gentlemen:

On behalf of the above-referenced Corporation, transmitted for filing are responses to comments, on the Corporation’s prospectus dated May 1, 2014 (the “2014 Prospectus”), received from Laura Hatch of the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) via telephone on April 21, 2015. For the convenience of the Staff, written comments have been restated below in their entirety. The Corporation’s response follows the comment.

1.

Staff Comment:    Please explain the difference between the “Fee Waiver/Expense Reimbursement” listed in the “Fund Fees and Expenses” table in the 2014 Prospectus and the fee waiver/expense reimbursement that can be derived by calculating the difference between the “Ratio of expenses to average daily net assets (before expense reduction)” and the “Ratio of expenses to average daily net assets (net of expense reduction)” for the year 2013 in the financial highlights of the Corporation’s annual report to shareholders dated December 31, 2014 (the “Annual Report”).

Response:    The Corporation acknowledges the Staff’s comment. Please note that the Corporation’s prospectus dated May 1, 2015 and filed with the Commission on April 30, 2015 excludes “Acquired Fund Fees and Expenses” from the “Fee Waiver/Expense Reimbursement” and therefore is consistent with the amounts listed in the Annual Report and the contractual fee waiver/expense reimbursement agreement between the Fund and Cohen & Steers Capital Management, Inc., the Fund’s investment advisor.

2.

Staff Comment:    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Corporation and its management are in possession of all facts relating to the Corporation’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the Corporation acknowledging that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested letter from the Corporation is filed with this letter.

*     *     *     *     *     *     *     *

We hope the Staff finds this letter is responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding these responses, they should call the undersigned at 212.796.9361.

Very truly yours,

/s/ Tina M. Payne

Tina M. Payne

Assistant Secretary

COHEN & STEERS FUNDS

280 Park Avenue, 10th floor

New York, New York 10017

May 14, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura Hatch

Re:	Cohen & Steers Real Assets Fund, Inc. (File No. 811-22621) (the “Corporation”)

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Corporation listed above acknowledges the following:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COHEN & STEERS FUNDS

By:	/s/ Tina M. Payne
Tina M. Payne
Assistant Secretary